WRL LETTERHEAD

October 21, 2008

Mr. Craig Ruckman

Office of Insurance Products

Securities and Exchange Commission

100 F Street NE

Mail Stop 4644

Washington DC 20549-4644

Re:	Western Reserve Life Assurance Co. of Ohio
WRL Series Life Account
WRL Xcelerator Focus and WRL Xcelerator Exec
1933 Act File No. 333-152446/1940 Act File No. 811-21929
Initial Registration Statement on Form N-6 filed on July 22, 2008

Dear Mr. Ruckman:

This letter is in response to the September 22, 2008 letter to me from Craig Ruckman and the teleconference on October 21, 2008 regarding the above-referenced initial registration statement filing. For your convenience, I have restated each of your comments, and followed each comment with our response. A marked copy of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 was filed with the Securities and Exchange Commission on October 21, 2008.

1.	General

Comment:

a.	Please clarify supplementally whether there are any types of guarantees to support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:

As noted in our teleconference, and restated herein, the company is primarily responsible for any associated guarantees with the Policy.

Comment:

b.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

As noted in our teleconference, and restated herein, the name of the product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification.

Comment:

c.	Please confirm that the Table of Contents is accurate. The staff notes that under the Supplemental Benefits Riders portion of the Table of Contents the “Children’s Insurance Rider” appears five times.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Response:

The Company has revised the Table of Contents and it is now correct.

Comment:

d.	Please move the fee table before the Policy Benefits/Risks section per Form N-6 General Instruction C.3(a) and C.3c)(ii).

Response:

The Policy Benefits/Risks section has been moved to appear after the fee tables.

Comment:

e.	To avoid investor confusion, please consider putting the name of the policy in a larger font than the rest of the type in any fee table caption in which the name of the policy appears. Please also make corresponding changes to other captions in the prospectus, as appropriate (e.g., the “Surrender Charge (for Focus Policies Only)” caption on page 47).

In addition, the tables have a separate section for contracts purchased before October 30, 2008 and issued before January 1, 2009. Please clarify supplementally whether there are any policies purchased before October 30, 2008 that may nonetheless be issued after January 1, 2008. If not, please revise the prospectus to include fee tables applicable to such contracts, and make corresponding changes elsewhere in the prospectus, as appropriate.

Response:

The Company incorporated a larger font size than was in the fee tables for the specific product names. Throughout the prospectus, a larger font was used in the headers and all references to a specific product were bolded. We have changed all date-specific references in the prospectus for the two CSO tables to: a. “For All Policies Applied for On Or After October 30, 2008”; and b. “For All Policies Applied For Before October 30, 2008 and Issued Before January 1, 2009.”

As further noted, all Policies that implement the 1980 CSO Table guidelines will be applied for before October 30, 2008 and must be issued before January 1, 2009 (per the state regulations). Additionally, all Policies applied for on or after October 30, 2008 are subject to the 2001 C.S.O. Tables, regardless of the issue date. Disclosure has been added to the Prospectus to clarify the issue date parameters for the 2001 Tables.

2.	Policy Benefits/Risks Summary (pp. 1-7)

Comment:

a.	The Policies (p. 1): Please remove the unused bullet point.

Response:

The Company has deleted the unused bullet point under “The Policies” on page 24.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Comment:

b.	The Policies (p. 1): Please eliminate the redundancy in the bullet describing the Focus Policy.

Response:

The Company has deleted the redundancy in the bullet point describing the Focus Policy on page 24.

Comment:

c.	The Policies (p. 1)” Please disclose that the contractowner may lose the benefit of the lower monthly per unit charges if they make any transfers during the first year or modify allocation percentages, as disclosed on page 58. Also, please disclose that dollar cost averaging and Internet transfers are prohibited in the first policy year.

Response:

The Company has added additional disclosure under “The Policies – WRL Xcelerator Focus Policy to include the consequences of making transfers during the first Policy year. In addition, disclosure was added to note that dollar cost averaging and Internet transfers are not allowed during the first Policy year. Please see page 24.

Comment:

d.	Choice Among Death Benefit Options (p. 2): Please revise the sentence noting that the Exec Policy may not select Option C to state the Exec Policy’s choices affirmatively. Also, please remove the brackets and highlight the statement.

Response:

The Company has revised the disclosure to specify which Death Benefit Options are available under each Policy; the brackets have been removed and the statement appears in bold. Please see page 25.

Comment:

e.	Following the discussion of the free-look period, please include a cross-reference to the full discussion of the free-look period.

Response:

The Company has added a cross-reference to the section entitled “Canceling A Policy” which provides a full discussion of the free-look period. Please see page 25.

Comment:

f.	Variable Death Benefit (p. 3): The prospectus refers to “bands of specified amount” and clarifies its meaning for the Focus Policy. Please make a similar clarification for the Exec Policy and describe whether there are any restrictions on which band can be chosen.

Response:

The Company has added disclosure which includes the bands and their respective dollar ranges that are available for each Policy. Please see page 26.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Comment:

g.	Change in Death Benefit Option and Specified Amount (p. 3): The prospectus states that the contractowner “may increase the specified amount once a year on any Monthiversary.” Please clarify whether this sentence means once per year or once per Policy year.

Response:

The Company has revised the disclosure to state “. . .once a Policy year on any Monthiversary.” Please see page 26.

Comment:

h.	Policy Risks (p. 6): The prospectus makes repeated references to a “MEC.” Please clarify in plain English what this is.

Response:

The Company has added the following disclosure to the prospectus to define a Modified Endowment Contract (“MEC”) in the section entitled “Tax Benefits” Risks that first discusses MEC’s”:

Unlike traditional insurance, a Modified Endowment Contract (“MEC”) is a special class of life insurance under the tax codes. Funds that are withdrawn from a MEC policy in the form of policy loans, partial surrenders, assignments, and pledges are treated as gross income to the policy owner and therefore are subject to taxation. Please see page 28.

Additionally, the Company has added additional disclosure to the MEC discussion in the section entitled “Policy Risks.” Please see page 28.

3.	Fee Tables (pp. 9-28)

Comment:

a.	Living Benefit Rider (p. 9): Please revise the footnote to eliminate any reference to administrative charges since the form asks for the amount of the transaction fee, whether or not it is administrative. In addition, please provide a specific maximum amount or rate for the “Discount Factor” and the basis on which it would be calculated. Form N-6, Item 3, Instr. 1(f). Please make corresponding changes as appropriate elsewhere in the fee tables.

Response:

The Company had deleted the reference to administrative charges; disclosure has been added to define the source of the fee and a cross reference has been added to a more complete description of “Living Benefit Rider.” The same change has been made to the chart for Policies applied for before October 30, 2008 and issued before January 1, 2009. Please see pages 3 and 14.

Comment:

b.	Cost of Insurance (without Extra Ratings) (p. 10): Footnote 9 notes that if an “insured possess additional mortality risks [the registrant] may add a surcharge of up to the cost of insurance rates of up to $30.40 monthly per $1,000 of net

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

amount at risk.” Please confirm whether an insured in an underwriting class with extra ratings may pay the cost of insurance charges plus another $30.40. This result would mean that an insured in the extra ratings class could possibly pay the guaranteed maximum charge plus an additional $30.40. Please make corresponding changes elsewhere in the fee tables, as appropriate.

Response:

The Company has revised the footnote to reflect the total charges of up to $83.33; the fee table amount has also been revised. Please see page 4.

Comment:

c.	Surrender Charge (p. 9): The listing for the Surrender Charge gives no indications as to what the charge would be for subsequent years. In a footnote, please either describe the direction of charges in subsequent years or provide a table to show what the charges would be.

Response:

The surrender charge applies to the initial specified amount and to each increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider). (The initial specified amount and each increase in specified amount are referred to as a “layer” of specified amount.) The surrender charge per layer of specified amount is determined by multiplying the surrender charge per $1,000 of specified amount by the number of thousands of specified amount in the layer; that product is then multiplied by the surrender charge factor. Both the surrender charge per layer of specified amount, and the surrender charge factors are presented in the prospectus. The surrender charge factor grades down to zero at the end of Policy year eight.

Because the footnote (to the Fee Table) that describes the surrender charge expressly provides that the surrender charge factor for the Policy and each layer of specified amount will decline to zero at the end of the eighth Policy year after the Policy date or the date of any specified amount increase, we respectively submit that the description of “the direction of charges in subsequent years,” requested is already disclosed. For this reason, we respectively submit that no further revision of the disclosure is warranted in response to this comment.

Comment:

d.	Surrender Charge (p. 9): The listing for Surrender Charge states that the charge is assessed for an eight year period following an increase in the specified amount. It is unclear whether this subjects an investor who increase the specified amount to a full surrender charge regardless of how long he or she has held the original policy. Please clarify this matter supplementally to the staff.

Response:

The surrender charge applies to the initial specified amount and to each increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider). In other words, an investor is fully exposed for any increase in a specified amount. Each increase results in a fresh surrender charge for an eight year period. An example of the surrender charge is provided in the prospectus. (See pages 45-46)

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Comment:

e.	Disability Waiver of Premium Rider (p. 13): Please clarify in a footnote what is meant by the phrase “rider units.” Please make corresponding changes elsewhere in the fee tables, as appropriate.

Response:

The Company has replaced the phrase “rider units” with “rider benefit.” Please see pages 7 and 18.

4.	The Portfolios (pp. 31-40)

Comment:

a.	On pages 34 and 35 the prospectus used the phrase “Portfolio Construction Consultant.” Please clarify the function of this consultant in plain English.

Response:

The Company has revised the term to reflect what is in the current fund prospectus, “Portfolio Construction Manager.” The term has been footnoted to provide a description of the term – “In Morningstar’s role as portfolio construction manager, Morningstar makes asset allocation and fund selection decisions for the portfolio.”

Please see pages 33 and 34.

Comment:

b.	On page 35 please include a footnote to Transamerica MFS High Yield VP stating that high yield bonds are commonly known as “junk bonds.”

Response:

The Company has added the following footnote:

This portfolio, under normal market conditions, invests at least 80% of its net assets in high-yield, fixed-income securities, which are generally lower rated bonds commonly known as “junk bonds.” Please see page 34. A similar footnote has been inserted in reference to the Access VP High Yield Fund. Please see page 38.

5.	Charges and Deductions (pp. 42-53)

Comment:

a.	Rider Charges (p. 51): Please clearly denote which supplemental benefits are available under WRL Xcelerator Exec Policy.

Response:

The Company has added disclosure immediately before the listing of the riders to designate the policies which offer each respective rider. Please see page 48.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Comment:

b.	Living Benefit Rider (p. 51): Please describe how the applicable discount factor is determined.

Response:

The Company has added a cross reference to refer the policyowner to a complete description of the discount factor; the elements to determine the discount factor have also been added. Please see page 48.

6.	Your Policy (pp. 53-59)

Comment:

a.	This section discusses aspects of the contract which both the Focus Policy and the Exec Policy share in common, and then separately discuss unique features of the Exec Policy. In particular, on page 54, the prospectus discusses purchasing a policy, noting the differences between the Focus Policy and the Exec Policy. Then on page 59, the prospectus discusses purchasing an Exec Policy alone. Please revise this section, by specifically noting those portions which apply equally to both policies and separating those portions which are unique to the Focus Policy or the Exec Policy.

Response:

The Company has revised this section to clarify the unique features of each Policy. Please see pages 50-55.

Comment:

b.	Full Insurance Coverage and Allocation of Initial Premium (p. 56): Please clarify where the initial premium is held in the interim between receipt of the initial premium and the Policy date when the premium is allocated to the investment choices.

Response:

The Company has added disclosure to page 53 which clarifies where the initial premium is held.

Comment:

c.	WRL Xcelerator Focus (pp. 57-58): The prospectus notes that the current monthly per unit charges may not increase if transfers out of the designated subaccount occur during the first policy year. The listing for that charge in the fee tables applicable to contracts purchased before October 30, 2008 states that the current charge already equals the guaranteed charge. Please reconcile the discrepancy.

Response:

The Company has revised the table to reflect the correct charges. Please see page 5.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Comment:

d.	Please also confirm supplementally that any increase in charges for contracts purchased after October 30, 2008 will not go beyond the guaranteed charges currently listed. In addition, please note in a footnote to this charge in the fee table that transfers in the first year may result in an increase per unit charge and if the amount of the increase can vary, please describe the circumstances on which the variance depends (e.g., depending on the subaccount transferred into).

Response:

Any increases in charges will not exceed the guaranteed charges listed in the prospectus. In response to this comment, we added a footnote to the presentation of the Monthly Per Unit Charge in Fee Table Section A for Focus Policies that explains that we may increase an owner’s monthly per unit charge and continue to asses a higher rate of charges for the life of the Policy if an owner makes a transfer out of any of the designated subaccounts to which first year premiums must be allocated under Focus Policies, or modifies the allocation percentages among those designated subaccounts, during the first Policy year. In addition, we have disclosed the factors that may determine the level of such increase in the monthly per unit charge.

Comment:

e.	WRL Xcelerator Focus (pp. 57-58): The prospectus states that the minimum no lapse period “is reduced.” Please clarify what is the reference value used to make the statement.

Response:

The Company has deleted the reference; it was not applicable to the Focus policy – just the base Xcelerator Policy. Please see the discussion regarding WRL Xcelerator Focus on pages 54.

Comment:

f.	WRL Xcelerator Exec (p. 58): In the second to last bullet-point, please confirm that the guaranteed cost of insurance rates will never be greater than the rates in the 1980 CSO mortality tables. Is this true for policies issued after October 30, 2008?

Response:

The Company has added disclosure to page 55 to reference the policyowner’s applicable CSO Table.

7.	Premiums (pp. 59-62)

Comment:

a.	Allocating Premiums (p. 59): The prospectus states that “allocation restrictions will apply to premiums paid in the first Policy year of a Focus Policy. You must follow these guidelines. . . “ Please revise this disclosure to make clear that those are not the restrictions placed on the Focus Policy. Please clarify when the listed guidelines are applicable to either of the Focus Policy and the Exec Policy.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

Response:

The Company has revised the disclosure to clarify: (i) that special allocation instructions apply during the first Policy year under a Focus Policy, and (ii) when the guidelines presented apply to the Focus and Exec Policies. Please see page 55.

Comment:

b.	Allocating Premiums (p. 60): In the paragraph beginning “on the first valuation date. . . “, please note that dollar cost averaging on the reallocation date is only available under the Exec Policy, unless the contract owner wishes to forego the lower monthly per unit charges available under the Focus Policy.

Response:

The Company has revised the disclosure to clarify that dollar cost averaging on the reallocation date is only available under the Exec Policy, and the process that is followed on the reallocation date for Focus Policies. Please see page 55.

8.	Transfers (pp. 62-68)

Comment:

a.	Dollar Cost Averaging (p. 66): Please disclose any limitations on dollar cost averaging if any investor were to purchase the Focus Policy. Please also disclose how a Focus Policy contract owner might take advantage of this program while abiding by the terms of the Focus Policy.

Response:

The Company has revised the disclosure, as requested, to clarify the availability and operation of the dollar cost averaging program under a Focus Policy. Please see page 62.

Comment:

b.	Asset Rebalancing Program (p. 67): Please clarify whether there are any restrictions on this program associated with purchasing the Focus Policy and receiving the lower monthly unit charges. If there are limitations, please disclose this in the Policy Benefits/Risks Summary section, as well as the section titled “Your Policy.”

Response:

The asset rebalancing program operates the same way for Focus and Exec Policies, but to receive a lower monthly per unit charge for the period during which that charge applies, a Focus Policy owner must request that the mandated percentage allocations be maintained in the designated investment subaccounts during the first Policy year. To change the investment subaccounts or to modify the percentage allocations in subsequent Policy years, a Focus Policy owner must re-enter the asset balancing program by completing and submitting a new asset rebalancing request form. The Company restricts an owner’s right to re-enter the asset rebalancing program to once each Policy year.

We respectfully submit that the clarification called for by this comment is most appropriately provided in the description of the Focus Policy in the “Your Policy—WRL Xcelerator Focus” section of the prospectus (please see pages 54-55 for the revised disclosure) and in the “Transfers—Asset Rebalancing Program” section of the prospectus

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

(please see page 64). Accordingly, the Company has expanded the disclosure in those sections of the prospectus, and has not revised the disclosure in the “Policy Benefits/Risks Summary” section of the prospectus.

9.	Death Benefit (pp. 70-72)

Comment:

a.	On page 71, please highlight the statement “the Exec Policy offers only death benefit Option A or B.”

Response:

The Company has highlighted the statement; please refer to page 67.

Comment:

b.	Changing the Death Benefit Option (p. 75): As to changing from death benefit Option A with Inflation Fighter Rider to either Option B or Option C, please clarify whether past increases to the specified amount are retained.

Response:

The Company has added disclosure under the subheading “Effect of Inflation Fighter Rider on the Death Benefit” to clarify that the specified amounts are retained. Please see page 70.

10.	Inflation Fighter Rider (pp. 92-94)

Comment:

a.	The last bullet point describing the features of the rider notes that specified amount decreases are “applied” on a LIFO basis. Please revise the prospectus to clarify what is intended by the phrase applied, and for what purposes are the decreases treated on a LIFO basis (e.g., for purposes of the decrease charge).

Response:

The Company has added a cross reference to refer the policyowner to “Decrease Charges” for a complete description of LIFO. Please see page 87.

11.	Appendix D – Illustrations

Comment:

a.	The prospectus notes in the fifth paragraph that the illustrations “take into account all Policy [and] subaccount charges. . . “ and then lists what these charges are for. Included in the listing are “cash value charges using the current monthly Policy charge. Please revise the prospectus to clarify what are the charges listed on the fee table that make up “cash value charges.”

Response:

The Company has added disclosure to state that the cash value charges are for for the cost of insurance, the Monthly Policy charge, and the monthly per unit charge. Please see pages 112 and 135.

Mr. Craig Ruckman

Securities and Exchange Commission

October 21, 2008

12.	SAI – Glossary

Comment:

a.	There is a glossary in the prospectus and the SAI. To avoid confusion, please delete the glossary in the SAI.

Response:

The Company has deleted the Glossary from the SAI.

13.	Powers of Attorney

Comment:

a.	Please confirm that Powers of Attorney specifically describing the registration statement by name of ‘33 Act file number per Rule 483(b) will be filed by pre-effective amendment.

Response:

The Powers of Attorney that reflect the new ‘33 Act number were filed with the pre-effective amendment.

14.	Tandy Representation

Response:

Western Reserve Life Assurance Co. of Ohio (the “Company”) acknowledges the following with respect to the above-referenced filing:

•

Commission staff comments, or changes to the disclosure in the filing in response to comments made by the Commission staff in its review of the filing, do not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission, or the Commission staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on its own behalf or on behalf of the separate account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company, on its own behalf or on behalf of the separate account, may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle Morden at (727) 299-1747 if you have any questions.

Sincerely,

/s/ Arthur D. Woods
Arthur D. Woods
Vice President & Senior Counsel

cc:	Mary Jane Wilson-Bilik, esq.

Patrice M. Pitts, esq.